                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-18019

/x/ Form 10-K / / Form 20-F / / Form 11-K / / From 10-Q / / Form N-SAR (Check
One):

                       For Period Ended: October 31, 2002

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

                                 WCI Steel, Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                             1040 Pine Avenue, S.E.
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            Address of Principal Executive Office (Street and Number)

                              Warren, OH 44483-6528
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                            City, State and Zip Code

                       PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                  PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 2002 could not be filed within the prescribed time period due to delay in completion of its financial statements, which delay could not be eliminated by the Company without unreasonable effort and expense.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     John P. Jacunski               (330)                  841-8302
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        (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

    [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes     [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

         Net sales in 2002 were $502.0 million, representing a 21.5% increase in net sales compared to 2001. Gross margin (sales less cost of products sold) was $29.0 million in 2002 compared to gross margin (loss) of ($17.9) million in 2001. Operating income (loss) was ($4.9) million in 2002 compared to operating income (loss) of ($61.2) million in 2001. As a result of the foregoing, the Company had a loss before taxes of $37.6 million in 2002 compared to a loss before taxes of $100.8 million in 2001. In addition, during 2002 the Company incurred a charge to other comprehensive income of $27.8 million related to the Company's defined benefit plan liability.

                                 WCI Steel, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

   Date: January 29, 2003                   By: /s/ John P. Jacunski
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                                                Name:  John P. Jacunski
                                                Title: Vice President, Finance
                                                and Chief Financial Officer